Exhibit 4.01

DESCRIPTION OF UNITS OF

LIMITED PARTNERSHIP INTEREST

The following description summarizes certain terms of units of limited partnership interest of Ceres Tactical Global L.P. (the “Partnership”). As of December 31, 2019, the Partnership had two classes of limited partnership interest units registered under Section 12 of the Securities Exchange Act of 1934, as amended: A and Z.

This description does not purport to be complete and is qualified in its entirety by reference to the Fourth Amended and Restated Limited Partnership Agreement of the Partnership, dated as of October 31, 2017 (the “Partnership Agreement”), as amended or restated from time to time, which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part. We encourage you to read the Partnership Agreement and the applicable provisions of Delaware law for additional information.

Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Annual Report on Form 10-K to which this Description of Units of Limited Partnership Interest is attached as an exhibit.

Description of the Units

Units of limited partnership interest (the “Units”) are offered as of the first business day of each month (a “Subscription Date”) at the final net asset value per Unit as of the last day of the immediately preceding month (the “Valuation Date”). Depending on the aggregate amount invested in the Partnership, limited partners receive either Class A or Class Z Units in the Partnership. Class Z Units are offered to investors who receive advisory services from Morgan Stanley Wealth Management and certain employees of Morgan Stanley and/or its subsidiaries (and their family members). Each of Class A and Z Units of the Partnership have the same investment exposure and rights except for the amount of the ongoing placement agent fee charged to each Class of Units; however, Class Z Units are not subject to an ongoing placement agent fee.

Distributions

No distributions have been made and it is anticipated that no distributions will be made by the Partnership.

Redemptions

Generally, a limited partner may redeem some or all of his or her Units as of the last business day of any month (a “Redemption Date”) by requesting that his or her financial advisor or private wealth advisor provide a request for redemption to the General Partner by no later than 3:00 p.m. New York City time, on the third business day before the end of the month, at the final net asset value per Unit on the Redemption Date.

The General Partner may, in its sole discretion, permit redemptions by limited partners in any amount at any time. There are no redemption charges. The General Partner endeavors to pay all redemptions within 10 business days after the applicable Redemption Date. The General Partner may suspend redemptions in certain circumstances.

Conversions

Limited partners holding Class Z Units who are consulting clients will not be converted to Class A Units unless their Consulting Agreement is terminated, in which case they will be converted to Class A Units as of the first business day of the month immediately following the month during which the Consulting Agreement terminates. Notwithstanding the foregoing, if any such former consulting client is also an employee of Morgan Stanley or a subsidiary and remains a limited partner, such employee may continue to hold Class Z Units and will not be subject to the ongoing placement agent fee.

Exchanges

Limited partners may redeem their Units in the Partnership on a Redemption Date and use the proceeds to purchase units in any other commodity pool operated by the General Partner and accepting subscriptions on the following subscription date; provided that such limited partners meet the suitability criteria for the other commodity pool and have redeemed their Units according to the Partnership Agreement. In order to effect an exchange, limited partners must send a Subscription and Exchange Agreement and Power of Attorney to their financial advisor or private wealth advisor, and that agreement must be forwarded by the Morgan Stanley Wealth Management branch office and be received by the General Partner by 3:00 p.m., New York City time, on the third business day before the end of the month, although the General Partner may accept Subscription and Exchange Agreements and Power of Attorney forms at other times in its sole discretion.

If the commodity pool in which limited partners are receiving units through an exchange offers different classes of units based upon subscription amount, for purposes of determining which Class of units such limited partners will receive, the aggregate amount exchanged will be valued at the previous month’s Valuation Date.

Restrictions on Transfers or Assignments

Except as set forth below, the Partnership Agreement provides that Units may not be transferred, pledged, sold or assigned, and no transferee, pledgee, purchaser or assignee may become a substituted limited partner without the written consent of the General Partner, which consent may be withheld in its sole discretion. Nor may a limited partner, a transferee, pledgee, purchaser or assignee or the estate of any beneficiary of a deceased limited partner withdraw any capital or profits from the Partnership except by redemption of Units or upon termination and dissolution of the Partnership. Any transfer, pledge, sale, or assignment of Units permitted by the Partnership Agreement and approved by the General Partner will be effective as of the first day of the month following the receipt by the General Partner of 30 days’ prior written notice of the request of such transfer, pledge, sale, or assignment of Units (subject to the General Partner’s discretion to waive such notice). No transfer, pledge, sale, or assignment of Units will be permitted unless the General Partner is satisfied that (i) such transfer, pledge, sale, or assignment would not be in violation of the Partnership Act or applicable federal, state, or foreign securities laws, and (ii) notwithstanding such transfer, pledge, purchase, or assignment, the Partnership will continue to be classified as a partnership rather than as a corporation under the Code. No transfer, pledge, sale, or assignment of Units will be effective or recognized by the Partnership if such transfer, pledge, sale, or assignment would result in the termination of the Partnership for U.S. federal income tax purposes, and any attempted transfer or assignment in violation of the Partnership Agreement will be ineffective. The transfer, pledge, sale, or assignment of Units will be subject to all applicable securities laws.

The General Partner may withdraw any portion of its interest in the Partnership that exceeds the amount required under the Partnership Agreement without prior notice to or consent of the limited partners.

In addition, the General Partner may withdraw or assign its entire interest in the Partnership if it gives 120 days’ prior written notice to the limited partners.

Voting Rights

Amendments; Meetings

The Partnership Agreement may be amended by the General Partner and by limited partners owning more than 50% of the Units. No amendment may be made to the Partnership Agreement without the consent of all limited partners affected if that amendment would reduce the capital account of any limited partner, modify the percentage of profits, losses, or distributions to which any limited partner is entitled, or change or alter the provisions of the Limited Partnership Agreement relating to amendments requiring the consent of all limited partners. Limited partners owning at least 10% of the Units may request a meeting to consider any matters upon which limited partners may vote.

At any meeting of the limited partners, the following actions may be taken upon the affirmative vote of limited partners owning more than 50% of the Units: (i) amend the Partnership Agreement; (ii) dissolve the Partnership; (iii) remove and replace the General Partner; (iv) elect a new general partner or general partners if the General Partner terminates or liquidates or elects to withdraw from the Partnership, or becomes insolvent, bankrupt or is dissolved; (v) terminate any contract with the General Partner or any of its affiliates on 60 days’ prior written notice; and (vi) approve the sale of all or substantially all of the assets of the Partnership.

Any of the foregoing actions may also be taken by limited partners without a meeting, without prior notice, and without a vote, by means of written consents signed by limited partners owning the required number of Units; provided, however, that Units owned by the General Partner and any affiliate shall not be voted on the matters described in (iii) and (iv).

Removal of General Partner

The General Partner may be replaced as the general partner of the Partnership upon receipt of a notice setting forth an election to replace the General Partner (and a new general partner is elected by a vote of the limited partners owning more than 50% of the Units then outstanding, and such new general partner shall have elected to continue the business of the Partnership, which any new general partner shall have the right to do), at a specified time, by limited partners holding not less than a majority of the Units, with or without cause, which notice shall be sent by registered mail to the General Partner not less than 90 days prior to the effective date of such replacement.

Dissolution of Trading Vehicle; Removal of Managing Member/General Partner of Trading Vehicle

To the extent that the Partnership, as an investor in any investment vehicle, affiliated with Morgan Stanley, the purpose of which is to facilitate trading Partnership assets with one or more trading advisors (each, a “trading vehicle”), may vote to remove the managing member, general partner, or other managing entity of such trading vehicle pursuant to flow-through voting rights set forth in the trading vehicle’s organizational documents, the Partnership will vote its interests in the trading vehicle following a vote by the limited partners (excluding any entity that directly or indirectly controls, is controlled by or is under common control with the General Partner and their respective employees) at a meeting called by the limited partners.

To the extent that a trading vehicle’s organizational documents provide for such flow-through voting rights, a majority of Units may elect to submit such matter to a vote of the beneficial owners of the investors in such trading vehicle.